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                              FOX LAW OFFICES, P.A.
                           C/O 2 VILLAGE HILL LANE, #3
                                NATICK, MA 01760
                            TELEPHONE (508) 647-4907
                            FACSIMILE: (508) 647-4907
July 2, 2007

VIA FAX (202) 772-9202
Securities and Exchange Commission, Mail Stop 3561
100 F Street N.E.
Washington, DC 20549
Attn: Dave Walz

         In re: Global Resource Corporation
                Commission File # 000-50944

Gentlemen:

This letter is to raise a question with respect to your comment #2 in your letter dated June 25, 2007. In that comment you refer to a shell merging with an operating company and adopting the fiscal year of the operating company. The question raised is whether the comment is applicable under the facts of this situation.

Prior to September 22, 2006, Global was a shell corporation. On that date, Global acquired the assets and development stage business of Carbon Recovery Corporation; that was a so-called "C" Reorganization (shares issued for assets) under Section 368 of the Internal Revenue Code, not a merger. At the time of that acquisition, Global did not change its fiscal year.

Subsequently, Global determined to acquire the assets and business of Mobilestream Oil, Inc. as of 12/31/06 and in connection with that determination decided to change its fiscal year. The acquisition of the assets and business of Mobilestream, pursuant to a so-called "D" Reorganization (shares issued for assets) under Section 368 of the Internal Revenue Code, not a merger.

In summary, there was no merger in either case, especially when Global ceased being a shell, and the decision to change the fiscal year was not made at that time, but at a later date after the decision to acquire the assets of Mobilestream was made. Under such circumstances, we believe that the Form 10K-SB was properly denoted as a transition report. Please advise.

Yours truly,
FOX LAW OFFICES, P.A.


By: Richard C. Fox
    Jeffrey J. Andrews (856) 767-5664


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October 9, 2007


U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Emerging Growth Companies

Attn: Dave Walz

         In re: Global Resource Corporation, File No. 000-50944

Gentlemen:

In order to complete matters in connection your letter of June 25, 2007, having been advised that the Commission has no further comments with respect to the matters raised in that letter, the Company acknowledges:

1. The company is responsible for the adequacy and accuracy of the disclosure in the filings; 2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3. The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

GLOBAL RESOURCE CORPORATION



By: Jeffrey J. Andrews, CFO/Treasurer




BLOOMFIELD BUSINESS PARK    408 BLOOMFIELD DR. UNIT 3 WEST    BERLIN, NJ 08091
                     856-767-2450           FAX 856-767-2490
                           WWW.GLOBALRESOURCECORP.COM